Contact:  Gregory J. Rau
President and Chief Executive Officer
Minuteman International, Inc.
630/627-6900

For Immediate Release

MINUTEMAN INTERNATIONAL NAMES ECKART KOTTKAMP TO BOARD

ADDISON, IL, June 4, 2001 – Minuteman International, Inc. (Nasdaq:MMAN),  the floor-care equipment manufacturer, today announced that its Board of Directors has appointed Eckart Kottkamp to fill the unexpired term of Tyll Necker, a founding member of the board who passed away unexpectedly on March 29, 2001.  Mr. Kottkamp’s appointment was effective May 25, 2001.

The company, which has seen its sales and earnings grow by approximately 13 percent and 10 percent, respectively, over the last five years, experienced the death of two of its leaders in the past eight months.  Former president and CEO Jerome E. Rau died on September 20, 2000.

Despite these unfortunate losses, management emphasized that the continuity of operations and leadership remains fundamentally unchanged.  Prior to his father’s death, Gregory J. Rau, an 18-year veteran of Minuteman, had been elected president.  His contract was recently renewed for an additional five-year period.  Mr. Kottkamp is affiliated with Hako-Werke International GmbH, as was Mr. Necker before him.  Hako-Werke is Minuteman’s majority shareholder with nearly a 70 percent stake.

Eckart Kottkamp, 61, currently is chairman of HAKO-Holding.  He previously has been CEO of Claas, a German manufacturer of agricultural equipment; the chief executive of Jungheinrich, the European market leader in battery driven forklift trucks, and responsible for that company’s IPO in 1990; manager of the industrial equipment division of Bosch; and, in the 1970s, he worked in the space division of the German aircraft company VFW-Fokker, the prime contractor for the first European manned spacecraft, Spacelab, the European contribution to the U.S. space shuttle program.

Mr. Rau said that this addition to the board “preserves the perspective of Hako-Werke, which has been of inestimable value to Minuteman over the years, while adding the unique talents and background of Professor Kottkamp.”

Minuteman International, Inc., headquartered in the Chicago suburb of Addison, Illinois, is a full-line manufacturer of Minuteman and PowerBoss commercial and industrial vacuums, floor and carpet-care equipment, Multi-Clean brand chemical products for cleaning and coating, litter pick-up machines, and lawn-sweeping equipment under the Parker Sweeper label.  The corporation has dealers in more than 40 countries.  More information can be found on the company’s Web site at www.minutemanintl.com

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that all forward-looking statements involve risks and uncertainties.  The Company believes that forward-looking statements made by it are based upon reasonable expectations.  However, no assurances can be given that actual results will not differ materially from those contained in such forward-looking statements.  Additional information concerning these and other factors is contained in the Company’s Securities and Exchange Commission filings, including its annual 10-K, Proxy Statement and quarterly 10-Q filings, copies of which are available from the Company without charge.